Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 29, 2020

VIA EDGAR TRANSMISSION

Mr. Jason Fox
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401

Dear Mr. Fox:

This correspondence is being filed in response to the oral comments provided to Jay Fitton of U.S. Bank Global Fund Services on June 3, 2020 regarding your review of the recent shareholder reports filed on Form N-CSR, prospectuses and fund websites for series of the Trust (each, a “Fund,” and collectively, the “Funds”). For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

The Trust’s responses to your comments are as follows:

Comments with respect to the PMC Diversified Equity Fund

1.	Comment: Please disclose the dividend rate for all preferred stocks held by the PMC Diversified Equity Fund in the Schedule of Investments.

Response:    The Trust responds by supplementally stating that the dividend rate for all preferred stocks will be disclosed in future filings.

Comments with respect to the Snow Capital Long/Short Opportunity Fund

2.	Comment: Please confirm that Other Income over 5% is depicted separately in the Statement of Operations for the Snow Capital Long/Short Opportunity Fund.

Response:    The Trust responds by stating supplementally that future filings will separately depict Other Income over 5% in the Statement of Operations.

Comments with respect to the Marketfield Fund

3.	Comment: Please confirm that ratios in the Financial Highlights do not include investment income and expenses of the underlying funds in which the Marketfield Fund invests.

Response:    The Trust responds by supplementally confirming the ratios in the Financial Highlights do not include investment income and expenses of the underlying funds in which the Marketfield Fund invests.

Comments with respect to the Prospectus for each Fund

4.
Comment:    The Staff suggests each Fund consider revising the discussion of its principal risks to prioritize those risks most likely to adversely affect a Fund’s net asset value, total return and yield, during each Fund’s next annual update of its prospectus.

Response:    The Trust responds by supplementally stating that in connection with the next annual update of each Fund’s prospectus set forth in the Trust’s registration statement on Form N-1A, the Trust will evaluate each of the principal risks, and the order of such principal risks, disclosed in the Fund’s prospectus in light of potential adverse effects on the Fund’s net asset value, total return and yield.

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

/s/ John P. Buckel
John P. Buckel
President
Trust for Professional Managers

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